Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

March 24, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:   Bulldog Financial, Inc.
         Form SB-2 Registration Statement
         File No. 333-120689

Dear Mr. Reynolds:

In response to your letter of comments dated December 28, 2004, please be advised as follows:

Registration Statement Cover Page
  The amendment contains the SEC file number.

Prospectus Cover Page
  The name of the person selling the securities has been included.

Summary of Our Offering
Out Business
  Disclosure has been provided that management does not have prior experience in accounts receivable management. A risk factor has been provided as well.

Securities and Exchange Commission
RE:   Bulldog Financial, Inc.
         Form SB-2 Registration Statement
         File No. 333-120689
March 24, 2005

Risk Factors
  A statement has been provided that all material risks have been addressed.

Use of Proceeds

  $40,000 reflects the aggregate expenses of the offering. $15,000 reflects offering expenses that will be paid from the proceeds of the offering. Accordingly, no change has been made to the Use of Proceeds section.

  An explanation of the $15,000 payment has been provided. The $15,000 has been previously included in a separate category as offering expenses. These are the only offering expenses to be paid from the proceeds of the offering.

  Proceeds from the offering will not be used pay salaries of management. We have modified the disclosure.

Determination of the Offering Price
  There is only one existing shareholder. He is Scott McDowell. His name has been disclosed. The registration statement has been revised accordingly.

Plan of Distribution
  Disclosure has been provided that only Mr. McDowell will be selling the Company's securities.

  Disclosure has been provided that Mr. Lucero will not be selling the securities. Only Mr. McDowell will be selling the securities. The document has been revised accordingly.

  Disclosure has been provided that management may not purchase shares in the offering.

Offering Period and Expiration Date
  Disclosures has been provided that investors will not be notified of an extension.

Procedures for Subscribing
  The name and mailing address of the person to whom the subscription agreement and check should be sent has been provided.

Securities and Exchange Commission
RE:   Bulldog Financial, Inc.
         Form SB-2 Registration Statement
         File No. 333-120689
March 24, 2005

  There is no contract. Reference to Citywide has been deleted.

  Disclosure has been provided about the proposed office.

Services
  Reference to Citywide has been deleted.

  Reference to Citywide has been deleted.

  Clarification of how the three companies were identified has been provided and disclosure has been provided that there is no previous relationship.

  Disclosure has been provided that the terms are standard in the industry. Disclosure has been provided that Bulldog has no agreements with the three.

  The terms in the third paragraph have been corrected.

Industry
  Disclosure has been provided that management accumulated the information.

Our Operations
  "Our Program" has been revised to "Our Proposed Operations".

Services Contracting
  The language has been deleted.

Billing and Collection Process
  Western Union Quick Collection Service has been explained. We have no contract with Western Union at this tim.

Management Information Systems
  Explanation of the variance of price relating to software has been provided.

Securities and Exchange Commission
RE:   Bulldog Financial, Inc.
         Form SB-2 Registration Statement
         File No. 333-120689
March 24, 2005

  Clarification regarding the imaging system has been provided.

Governmental Regulation
  The states we intend to conduct business in has been provided and the licenses needed has been provided.

  The last sentence is a general statement. It doesn't apply in Colorado. Accordingly, no risk factor has been added.

  The language has been revised to reflect that we "intend" to establish policies.

Competition
  Our competitive position and methods of competition have been provided.

Employees
  Item 2 has been revised to disclose that we intend to hire employees as needed.

Management's Discussion and Analysis or Plan of Operation
  The statements have been deleted.

Plan of Operation
  The basis for the estimate has been provided.

  The last sentence of the last paragraph has been expanded to make clear that an investor could lose all of his investment.

  Marketing information based upon amount of proceeds received has been provided.

Liquidity and Capital Resources
  An explanation of the proposed payments has been provided.

Securities and Exchange Commission
RE:   Bulldog Financial, Inc.
         Form SB-2 Registration Statement
         File No. 333-120689
March 24, 2005

  Disclosure of the commitment to pay Mr. Lysiak has been provided. Disclosure has been provided that payment will be made from the proceeds of the offering.

Management
  "Executive consulting" has been deleted.

Conflict of Interest
  Disclosure of what officers and directors will be doing with the balance of their time has been provided.

Principal Stockholders
  The document has been revised throughout to reflect only one shareholder.

Certain Transactions
  $50 has been revised to $100 throughout.

  The terms of the loan payable to Scott McDowell has been disclosed.

Legal Matters
  Disclosure has been revised.

Financial Statements
  The financial statements have been updated and a new consent provided.

Part II
Exhibit 99 Subscription Agreement
  Nevada has been revised to Colorado.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak